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                                                             Filed by SEEC, Inc.
                                                         Pursuant to Rule 14a-12
                                                Under the Securities Act of 1934
                                                    Subject Company: Asera, Inc.
                   Commission File No.: [132-Get correspondence number from SEC]

         On January 8, 2002, SEEC, Inc. issued a press release announcing that it had acquired Asera, Inc. pursuant to that certain Asset Purchase Agreement dated January 8, 2002. The text of the press release is as follows:


FOR IMMEDIATE RELEASE

SEEC INVESTOR RELATIONS:
Investor_Relations@seec.com
(412) 893-0300, ext. 490


I. SEEC ACQUIRES ASERA PRODUCTS AND CUSTOMER BASE

    Acquisition Expands SEEC's Vertical Industry Solutions and Technology for
               Delivering Next-Generation Enterprise Applications

PITTSBURGH, PA., JANUARY 8, 2003--SEEC, Inc. (NASDAQ: SEEC) today announced that it has acquired certain assets of Asera, Inc., including the Asera name, intellectual property and customers. SEEC will also employ certain of the company's staff. In return, SEEC has assumed certain liabilities of Asera.

         The Asera products include order management and supply chain management solutions and a software platform for building flexible, composite applications that leverage existing enterprise software systems including ERP and other back-end packages. Leading global resource companies like BP and DSM and high tech manufacturers like Cadence and e2Open currently use Asera products and solutions. In addition to these and other Asera direct customers, SEEC will work with certain Asera partners like Accenture, IBM, and WebMethods.

          "The addition of the Asera products to the SEEC product line makes SEEC a leading provider of adaptable vertical applications built in a Web services architecture," said Ravi Koka, president and CEO of SEEC. "There are significant synergies between the SEEC and Asera industry solutions, development platforms, and target markets. The addition of the Asera vertical solutions and technology expands SEEC's target market to include companies with significant ERP and other legacy packages, in addition to custom-built host applications that are SEEC's traditional technology sweet spot. Asera's development technology also complements SEEC's business rule and integration technology by adding personalization, localization and other capabilities for developing configurable enterprise applications."


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         In relation to the acquisition of assets, SEEC has also entered into two key agreements. Under the first agreement with Asera's bridge lenders, who include Kleiner Perkins Caufield & Byers, a leading venture capital firm based in Menlo Park, California, certain debts owed by Asera to its bridge lenders will be converted into equity in or paid by SEEC. The second is a consulting agreement under which Kleiner Perkins has agreed to provide advice and assistance to SEEC concerning selling, strategy and operating matters in exchange for warrants to purchase additional SEEC shares based on the duration of the consulting services and SEEC's future financial performance. The conversion of debt to equity under the first agreement, and the issuance of warrants under the second agreement are subject to, among other specified conditions, approval of SEEC's shareholders. Both issues will be considered at a special meeting of shareholders that will be announced later.

         Separately, SEEC announced today that Kleiner Perkins Caufield & Byers invested approximately $1.3 million in SEEC. For more details, see the press release at www.seec.com/KleinerPR.

ABOUT SEEC, INC.

         SEEC, Inc. (NASDAQ: SEEC) provides software solutions that help insurance, financial services and other companies apply their knowledge and best practices in new ways, evolving their business processes to drive growth and profitability. SEEC's solutions and industry components extend and automate business processes by connecting corporate systems and infrastructure to customers and business partners using XML and Web services technologies, reducing the costs, risks, and time for introducing Web-based business capabilities.

         SEEC's customers include British Telecom, Canada Life, Nationwide and other leading companies throughout the world. Based in Pittsburgh, Pennsylvania, SEEC has offices in Chicago, Illinois, Reading, U.K., and Hyderabad, India, plus alliances with independent software vendors and service providers throughout the world. More information is available at www.seec.com.

                                    -- ###--



(C)2003 SEEC, Inc.  SEEC product names are trademarks of SEEC, Inc.

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Additional Information And Where To Find It

SEEC intends to mail a proxy statement to its shareholders in connection with the debt conversion and warrant issuances discussed in this press release. Investors and security holders of SEEC are urged to read the proxy statement when it becomes available, because it will contain important information about SEEC, Asera, Kleiner Perkins and the transaction. Investors and security holders may obtain a free copy of the proxy statement (when it is available) at the SEC's web site at www.sec.gov. A free copy of the proxy statement may also be obtained from SEEC. SEEC and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of SEEC in favor of the transaction. Information regarding SEEC's directors and executive officers is contained in SEEC's Form 10-K for the year ended March 31, 2002, as amended, which is filed with the SEC. As of January 6, 2003, SEEC's directors and executive officers beneficially owned approximately 10 percent of SEEC's outstanding voting stock. In addition to the proxy statement to be mailed to the shareholders of SEEC in connection with the transaction, SEEC files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by SEEC with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from SEEC.

This press release contains forward-looking information or statements, which fall within the safe harbor provisions of the Securities Litigation Reform Act of 1996. The information addressed by these statements involves risks and uncertainties that may cause actual results to differ. When used in this release, the words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or statements regarding future periods are intended to identify forward-looking information. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events, which by their nature involve substantial risks and uncertainties beyond the Company's control. Such risks include, but are not necessarily limited to, those detailed in the Company's Securities and Exchange Commission filings. All forward-looking statements included in this release are based on information known to SEEC as of the date of this release, and SEEC assumes no obligation to update any such forward-looking statements.